                                 UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                                  FORM 12b-25

                          NOTIFICATION OF LATE FILING

     CUSIP NUMBER:                                  SEC FILE NUMBER:
      780879AB8                                        333-81235

                                 (Check One):

( ) Form 10-K  ( ) Form 20-F   ( ) Form 11-K   (X) Form 10-Q   ( ) Form N-SAR

                      For Period Ended:  June 30, 2000
                      [ ] Transition Report on Form 10-K
                      [ ] Transition Report on Form 20-F
                      [ ] Transition Report on Form 11-K
                      [X] Transition Report on Form 10-Q
                      [ ] Transition Report on Form N-SAR
                      For the Transition Period Ended:

  Nothing in this form shall be construed to imply that the Commission has verified any information contained herein.

  If the notification relates to a portion of the filing checked above, identify the Item(s) to which the notification relates: N/A

PART I - Registrant Information

                              ROYSTER-CLARK, INC.
                            Full Name of Registrant

                          600 FIFTH AVENUE, 25TH FLOOR
                              NEW YORK, NY  10020
                     Address of Principal Executive Office

PART II - Rules 12b-25 (b) and (c)

  [If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed. (Check box if appropriate)]

The Registrant hereby represents that:

     (a) The reasons described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense;

     (b) The subject annual report, semi-annual report, transition report on Form 10-K, Form 20-F, 11-K or Form N-SAR, or portion thereof will be filed on or before the fifteenth calendar day following the prescribed due date; or the subject quarterly report or transition report on Form 10-Q, or portion thereof will be filed on or before the fifth calendar day following the prescribed due date;
and

     (c) The accountant's statement or other exhibit required by Rule 12-25(c) has been attached if applicable. [Not Applicable]

PART III - Narrative

[State below in reasonable detail the reasons why Form 10-K, 20-F, 11-K, 10-Q, N-SAR, or the transition report or portion thereof could not be filed within the prescribed period.]

     We are negotiating with our bank lenders regarding an amendment to our senior secured credit facility, which amendment will have a bearing on the financial statements included in the Form 10-Q being filed for the June 30, 2000 quarter.

PART IV - Other Information

(1) Name and telephone number of person to contact in regard to this notification:

RANDOLPH C. PRIOR        (618)         346-7374
    (Name)           (Area Code)   (Telephone Number)

(2) Have all other periodic reports required under section 13 or 15(d) of the Securities Exchange Act of 1934 or section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such report(s) been filed? If the answer is no, identify report(s).

                                                   [X] Yes [ ] No

(3) Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof?

                                                   [ ] Yes [X] No

                              ROYSTER-CLARK, INC.

has caused this notification to be signed on its behalf of the undersigned thereunto duly authorized.

Date:                               By:
AUGUST 11, 2000                     /s/ WALTER R. VANCE
                                    -------------------
                                    Chief Accounting Officer